January 29, 1998



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC  20549

                  Re:      Sleepy's, Inc. (the "Company")
                           Form S-1
                           File No. 333-5543

Gentlemen:

                  We are counsel to the Company. Reference is made to the above registration statement filed on June 6, 1996 and amended July 16, 1996 and August 2, 1996. We have been advised by the Company that it has elected not to proceed with the offering contemplated by the registration statement. As such, the Company requests that the registration statement be withdrawn. The Company further notes that no securities were sold in connection with the registration statement. Please call the undersigned if there are any questions or comments regarding this withdrawal notice.

                                                              Very truly yours,


                                                            /S/GARY J. SIMON
                                                            ----------------
                                                               Gary J. Simon

GJS/nf

cc:      Joseph Graci
         Chief Financial Officer